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             GALOOB TOYS ANNOUNCES TWO FINANCING TRANSACTIONS TO
           STRENGTHEN COMPANY AND POSITION IT FOR CONTINUED GROWTH

SOUTH SAN FRANCISCO, CALIF., FEBRUARY 12, 1996 -- Lewis Galoob Toys, Inc. (NYSE: GAL; GALPR) today announced two transactions intended to strengthen the Company's balance sheet and position it for continued growth. The Company said that it was calling for redemption of its 8 percent Convertible Subordinated Debentures, due 2000, and commencing an exchange offer for its Depositary Convertible Exchangeable Preferred Shares (the "Preferred Shares").

         Under the terms of the redemption, the $14,000,000 Debentures now outstanding will be redeemed on or about March 22, 1996, unless converted into the Company's Common Stock by the holders prior to the redemption date. Until the redemption date, the Debentures are convertible into an aggregate of 1,511,879 shares of Common Stock at the rate of $9.26 principal amount for each share of Common Stock. On Friday, February 9, 1996, the Company's Common Stock closed at $17.25 in New York Stock Exchange trading.

         The Company also announced that it will commence an exchange offer for the 1,839,500 Preferred Shares currently outstanding. The Company will offer to exchange 1.85 shares of Common Stock for each outstanding Preferred Share, representing a premium of 26 percent, based on the respective prices of the Common Stock and Preferred Shares on Friday, February 9 in New York Stock Exchange trading. The Preferred Shares closed at $25.375 on that date. The exchange offer, which will have an expiration date of March 29, 1996, represents a premium of 18 percent over the $27.06 per share cash redemption price and aggregate dividend arrearage represented by each Preferred Share. The exchange offer will be conditioned on, among other things, the receipt of valid tenders from the holders of at least 75 percent of the outstanding Preferred Shares and will commence upon filing with the Securities and Exchange Commission and distribution to holders of Preferred Shares of the formal, definitive exchange offer documents.

         Mark Goldman, president and chief executive officer of the Company, stated, "We are delighted to be able to undertake these two transactions. The redemption and exchange offer will substantially strengthen the Company and enhance its ability to capitalize on the opportunities for growth available to us." Commenting specifically on the exchange offer, Mr. Goldman noted that, "When we suspended payment of the preferred dividend at the outset of the Company's turnaround program we indicated that we would revisit issues surrounding the Preferred Shares at such time as the Company had completed its turnaround and established consistent earnings. Those objectives having been achieved, we believe that we will have fulfilled any obligations to the holders of the Preferred Shares by offering them an exchange which will enable the holders to obtain value exceeding both the current market price as well as the redemption value and all unpaid dividends on that security."

         Lewis Galoob Toys, Inc. designs, develops, markets and sells high quality toys worldwide.